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J.P. Morgan Securities Inc.
Pacific Growth Equities, LLC
Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.
c/o J.P. Morgan Securities Inc
    277 Park Avenue
    New York, New York  10162

                                                     December  6, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.  20549

       Re: NITROMED, INC. (THE "COMPANY")
           REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-120280)

Dear Sir or Madam:

       Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus, issued November 26, 2004, was distributed during the period from November 29, 2004 to December 6, 2004, as follows:

              NUMBER OF                               NUMBER OF
            UNDERWRITERS                      PROSPECTUSES DISTRIBUTED
            ------------                      ------------------------
                  4                                     6,237

                                                     NUMBER OF
          NUMBER OF DEALERS                   PROSPECTUSES DISTRIBUTED
          -----------------                   ------------------------
                  0                                       0

          NUMBER OF BRANCH
       OFFICES OF J.P. MORGAN                         NUMBER OF
           SECURITIES INC.                    PROSPECTUSES DISTRIBUTED
       ----------------------                 ------------------------
                 26                                     1,790

             NUMBER OF                                 NUMBER OF
        INDIVIDUAL INVESTORS                  PROSPECTUSES DISTRIBUTED
        --------------------                  ------------------------
                 28                                        28

Total:           58                    Total: 8,055 (est.)

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       The undersigned, as the representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

       In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement, so that such Registration Statement is declared effective by 3:00 p.m. Eastern Standard Time on December 7, 2004, or as soon as practicable thereafter.

                                   Very truly yours,

                                   J.P. MORGAN SECURITIES INC.
                                   PACIFIC GROWTH EQUITIES, LLC
                                   DEUTSCHE BANK SECURITIES INC. and
                                   BEAR, STEARNS & CO. INC.
                                   Acting as Representatives of the Underwriters

                                   BY: J.P. MORGAN SECURITIES INC.


                                   By: /s/ Richard A. Sesny
                                      ------------------------------------------
                                      Name:  Richard A. Sesny
                                      Title: Vice President